SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on March 27, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English concerning the proposed issue of A Shares. A copy of each of the announcement is included in this Form 6-K of the Company.

The Stock Exchange of Hong Kong takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國南方航空股份有限公司
China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

Summary

The Company intends to apply to the relevant PRC authorities for the allotment and issue of not more 1,000,000,000 A Shares and the listing of such A Shares on the Shanghai Stock Exchange.

Save as disclosed herein, the Board confirm that they are not aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

The 1st EGM of the Company was held on March 26, 2002 at the Company's headquarters at Baiyun International Airport, Guangzhou, the PRC. At the 1st EGM, the attending shareholders had passed, among other things, a special resolution authorizing the Board to plan for and on behalf of the Company all relevant matters relating to the A Shares Issue.

The Company intends to apply to the relevant PRC authorities for the allotment and issue of A Shares (the "A Shares Issue") to institutional and public investors in the PRC and such A Shares are proposed to be listed on the Shanghai Stock Exchange.

STRUCTURE OF THE A SHARES ISSUE

The proposed structure of the A Shares Issue will comprise the following:

(i) Number of A Shares to be issued:

Not more than 1,000,000,000 A Shares.

(ii) Target subscribers

All natural persons and legal person investors (except those restricted by the PRC laws and regulations) who have A Shares stock trading accounts with the Shanghai Stock Exchange.

(iii) Issue price and pricing process

The issue price of A Shares will be determined on the basis of cumulative price bid with reference to book-building process.

(iv) Use of proceeds

The net proceeds of the issue of A Shares are presently intended to apply for the following purposes:

— acquisition of certain B737-800 aircraft and related equipment. Such certain B737-800 aircraft are among the twenty B737-800 aircraft as disclosed in the Company's announcement dated October 3, 2001 and circular dated October 26, 2001.

— if the amount of the net proceeds raised from the A Shares Issue exceeds the total amount of the acquisition of such certain B737-800 aircraft and related equipment, the surplus will be used for repayment of existing long-term loans the maturity of which fall due within 1 year and as working capital; and if the amount of the net proceeds raised from the A Shares Issue is less than the total amount of the acquisitions, the Company will raise funds or continue to fund by commercial loans with PRC domestic banks to cover the short fall.

Further announcement will be made by the Company giving further information on the intended application of the net proceeds.

EFFECTS OF THE A SHARES ISSUE ON THE COMPANY'S CAPITAL STRUCTURE

Set out below is a summary of the change of the shareholding percentage of the Company prior to and immediately upon the completion of the A Shares Issue based on the maximum number of A Shares to be issued:

Type of shares	Prior to the A Shares Issue	Shareholding percentage (%)	Immediately upon the completion of the A Shares Issue	Shareholding percentage (%)
Domestic sharesheld held by SA Group	2,200,000,000 shares	65.20	2,200,000,000 shares	50.29
Domestic listed shares (A Shares)	—	—	1,000,000,000 shares	22.86
Overseas listed foreign shares (H Shares)	1,174,178,000 shares	34.80	1,174,178,000 shares	26.85
Total	3,374,178,000 shares	100.00	4,374,178,000 shares	100.00

CLASS MEETINGS AND EXTRAORDINARY GENERAL MEETING

The class meeting for holders of domestic shares, class meeting for holders of H Shares and 2nd EGM will be held on May 21, 2002 at which special resolutions will be proposed to consider and, if thought fit, to approve, inter alia, the A Shares Issue. It should be noted that the A Shares Issue, upon the approval from the shareholders of the Company at the aforesaid meetings, is still subject to the approval of the CSRC and approval of the Shanghai Stock Exchange to the listing and trading in the A Shares on the Shanghai Stock Exchange.

At the 2nd EGM, special resolutions will be proposed to consider and, if thought fit, to approve the Amended and Restated Articles of Association, and ordinary resolutions will be proposed to consider and, if thought fit, to approve the Shareholders Meeting Proceedings and Directors Meeting Proceedings, respectively.

GENERAL

A notice of the 2nd EGM, the attendance reply slip and proxy form together with a copy of the Amended and Restated Articles of Association, Shareholders Meeting Proceedings, Directors Meeting Proceedings and Supervisor Meeting Proceedings, will be dispactched to holders of H Shares as soon as practicable after this announcement.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"A Share(s)"	the domestic ordinary share(s) of the Company of RMB1.00 each in the share capital of the Company
"A Shares Issue"	the proposed issue of new A Shares to institutional and public investors in the PRC by the Company, in which such A Shares are proposed to be listed on the Shanghai Stock Exchange
"Amended and Restated Articles"	the amended and restated articles of association of the Company to be considered and, if thought fit, approved at the 2nd EGM
"Board"	the board of directors of the Company
"Company"	中國南方航空股份有限公司 (China Southern Airlines Company Limited), a joint stock limited company established in the PRC with limited liability, the H Shares of which are listed on the HKSE
"CSRC"	中國証券監督管理委員會 (China Securities Regulatory Commission)
"Directors Meeting Proceedings"	the directors meeting proceedings to be considered and, if thought fit, approved at the 2nd EGM
"H Shares"	the overseas listed foreign shares of the Company with a par value of RMB1.00 each and listed on the HKSE
"HKSE"	The Stock Exchange of Hong Kong Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"PRC"	the People's Republic of China excluding, for the purpose of this announcement, Hong Kong, Macau and Taiwan
"1st EGM"	the first Extraordinary General Meeting of the Company in the year 2002 held on March 26, 2002.
"2nd EGM"	the second Extraordinary General Meeting of the Company in the year 2002 to be held on May 21, 2002 to, inter alia, consider and approve the A Shares Issue
"RMB"	Renminbi, the lawful currency of the PRC
"SA Group"	Southern Airlines (Group), a state-owned economic entity established under the laws of PRC and the direct controlling shareholder and ultimate parent company of the Company
"Shanghai Stock Exchange"	上海証券交易所 (Shanghai Stock Exchange)
"Shareholders Meeting Proceedings"	the shareholders meeting proceedings to be consdered and, if thought fit, approved at the 2nd EGM
"Supervisor Meeting Proceedings"	the supervisor meeting proceedings to be considered and, if thought fit, approved at the 2nd EGM

By order of the Board
Su Liang
Company Secretary

Guangzhou, March 26, 2002

中國南方航空股份有限公司
China Southern Airlines Company Limited

(在中華人民共和國註冊成立之股份有限公司)

公佈

概要

本公司擬向中國有關當局申請配發及發行不超過1,000,000,000股A股，及為該等A股申請在上海證券交易所上市。

除本公佈所披露者外，董事會確認，彼等並不知悉根據上市協議第2段所施加的一般負任須予披露的任何事宜，而該事宜屬或可能屬會造成價格波動。

本公司第一次臨時股東大會已於二零零二年三月二十六日在中國廣州白雲機場本公司的總部舉行。於第一次臨時股東大會上，與會股東已通過(其中包括)特別決議案，授權董事計劃及代表本公司處理A股發行的所有相關事宜。

本公司擬向中國有關當局申請向中國的機構及公眾投資者配發及發行A股(「A股發行」)，以及建議為該等A股申請在上海證券交易所上市。

A股發行的結構

以下為建議A股發行的結構：

(i) 將發行的A股數目：

不超過1,000,000,000股A股

(ii) 發行人對象

所有自然人及法人投資者(中國法例及法規禁止者除外)，其於上海證券交易所擁有買賣A股股票的賬戶。

(iii) 發行價及定價過程

A股的發行價將按照市場需求，採用簿記建檔法，通過累計投標議價的方式，確定A股的發行價格。

(iv) 資金投向

現時計劃A股發行資金淨額投向如下：

- 引進B737-800型號飛機及相關設備。該等飛機屬本公司於二零零一年十月三日所發表的公佈及二零零一年十月二十六日通函中所披露的二十架B737-800飛機中其中部份飛機。
- 假如A股發行籌得的所得款項淨額超過該等引進B737-800飛機及相關設備之總額，盈餘將用作償還於一年內到期的現有長期貸款及作為營運資金；及假如A股發行籌得的所得款項淨額少於該等引進的總額，本公司將從或繼續從中國當地銀行的商業貸款取得資金籌集資金彌補差額。

本公司將另行發表公佈，提供有關資金淨額擬訂用途的進一步資料。

A股發行對本公司股本結構的影響

根據將發行A股的最高數目，A股發行前及緊隨於A股發行完成時，本公司的股權結構變動概要如下：

股份類型	A股發行前	股權百分比 (%)	緊隨A股發行完成時	股權百分比 (%)
南航集團持有的內資股	2,200,000,000份	65.20	2,200,000,000份	50.29
境內上市內資股(A股)	—	—	1,000,000,000份	22.86
境外上市外資股(H股)	1,174,178,000份	34.80	1,174,178,000份	26.85
合計	3,374,178,000份	100.00	4,374,178,000份	100.00

類別股東會議及臨時股東大會

內資股持有人的類別股東會議、H股持有人的類別股東會議及第二次臨時股東大會將於二零零二年五月二十一日舉行，於該等大會上，將提呈特別決議案，以考慮並酌情批准(其中包括)A股發行。請注意，A股發行待本公司股東在前述大會上批准後，仍須待中國證監會批准及上海證券交易所批准A股在上海證券交易所上市及買賣，始可作實。

於第二次臨時股東大會，將提呈特別決議案，以考慮並酌情批准經修訂及重列的公司章程，並將提呈普通決議案，以考慮並酌情以批准股東大會議事規則、董事會議事規則及監事會議事規則。

一般事項

第二次臨時股東大會通告、出席回條及股東代理人委任表格，連同經修訂及重列的公司章程、股東大會議事規則及董事會議事規則的副本，將於本公佈刊登後儘快寄發予H股持有人。

釋義

於本公佈，除文義另有所指外，下列詞語涵義如下：

「A股」	指	本公司股本每股面值人民幣1.00元的本公司內資普通股
「A股發行」	指	擬發行予中國的機構及公眾投資者的新A股，而該等A股擬在上海證券交易所上市
「經修訂及重列的公司章程」	指	經修訂及重列的本公司公司章程，將於第二次臨時股東大會上考慮及酌情批准
「董事會」	指	本公司的董事會
「本公司」	指	中國南方航空股份有限公司，一家於中國註冊成立的股份有限公司，其H股在聯交所上市
「中國證監會」	指	中國證券監督管理委員會
「董事會議事規則」	指	董事會議事規則，將於第二次臨時股東大會上考慮及酌情批准
「H股」	指	本公司每股面值人民幣1.00元境外上市外資股，及於聯交所上市
「聯交所」	指	香港聯合交易所有限公司
「香港」	指	中國香港特別行政區
「中國」	指	中華人民共和國，就本公佈而言，不包括香港、澳門及台灣
「第一次臨時股東大會」	指	於二零零二年三月二十六日舉行的本公司二零零二年度第一次臨時股東大會
「第二次臨時股東大會」	指	本公司將於二零零二年五月二十一日舉行二零零二年度第二次臨時股東大會，(其中包括)以考慮及批准A股發行
「人民幣」	指	人民幣，中國的法定貨幣
「南航集團」	指	南方航空(集團)公司，一間根據中國法例註冊成立的國有經濟實體，並為本公司的直接控股股東及最終母公司
「上海證券交易所」	指	上海證券交易所
「股東大會議事規則」	指	股東大會議事規則，將於第二次臨時股東大會上考慮及酌情批准
「監事會議事規則」	指	監事會議事規則，將於第二次臨時股東大會上考慮及酌情批准

承董事會命
公司秘書
蘇亮

廣州，二零零二年三月二十六日

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________

Name: Su Liang

Title: Company Secretary

Date: March 28, 2002